April 21, 2025

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Matthew Crispino

                  Jan Woo

Re:         Professional Diversity Network, Inc.

           Registration Statement on Form S-3 filed October 25, 2024, as amended (File No. 333-282831)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Professional Diversity Network, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (333-282831) (the “Registration Statement”) for April 23, at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

If you have any questions regarding the foregoing, please call Charles Wu of Troutman Pepper Locke LLP at 312-443-1868.

Very truly yours,

/s/ Adam He

Adam He

Chief Executive Officer